UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On September 29, 2023, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”) and Mercato Partners Acquisition Corporation, a Delaware Corporation (“Mercato”), issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated February 26, 2023, by and among the Company, Mercato, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands, and Nuvini Merger Sub, Inc., a Delaware corporation. Trading of the Company’s ordinary shares, par value $0.00001 per share, and warrants to purchase ordinary shares on the Nasdaq Capital Market is expected to begin at market open on October 2, 2023 under the symbols “NVNI” and “NVNIW,” respectively.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and Mercato, dated September 29, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: September 29, 2023	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer